Filed by Sysco Corporation

Commission File No. 001-06544

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: Sysco Corporation

Sysco 4Q & FY14 Earnings Results

August 11, 2014

Good things come from SYSCO

Forward-Looking Statements

Statements made in this press release or in our earnings call for the fourth quarter of fiscal 2014 that look forward in time or that express management’s beliefs, expectations or hopes are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the views of management at the time such statements are made and are subject to a number of risks, uncertainties, estimates, and assumptions that may cause actual results to differ materially from current expectations. These statements include our plans and expectations related to and the benefits and expected timing of our business transformation initiatives, our plans and expectations related to and the benefits of the proposed merger with US Foods, and our plans and expectations related to acquisitions. These statements also include expectations regarding our sales growth, operating expense growth and operating performance results, trends in our locally-managed business and overall sales mix, market conditions and trends, inflation, our expense management and Broadline cost per case performance, business transformation costs and expenses, investments in technology resources, free cash flow and capital expenditures. The success of our business transformation initiatives and expectations regarding our operating performance are subject to the general risks associated with our business, including the risks of interruption of supplies due to lack of long-term contracts, severe weather, crop conditions, work stoppages, intense competition, technology disruptions, dependence on large regional and national customers, inflation risks, the impact of fuel prices, adverse publicity, and labor issues. Risks and uncertainties also include risks impacting the economy generally, including the risks that the current general economic conditions will deteriorate, or consumer confidence in the economy may not increase and decreases in consumer spending, particularly on food-away-from-home, may not reverse. Market conditions may not improve as anticipated. If sales from our locally managed customers do not grow at the same rate as sales from regional and national customers, our gross margins may continue to decline. Our ability to meet our long-term strategic objectives to grow the profitability of our business depends largely on the success of our Business Transformation Project. There are various risks related to the project, including the risk that the project and its various components may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; the risk that the actual costs of the ERP system may be greater or less than currently expected because we have encountered, and may continue to encounter, the need for changes in design or revisions of the project calendar and budget, including the incurrence of expenses at an earlier or later time than currently anticipated; the risk that our business and results of operations may be adversely affected if we experience delays in deployment, operating problems, cost overages or limitations on the extent of the business transformation during the ERP implementation process; and the risk of adverse effects to our business, results of operations and liquidity if the ERP system, and the associated process changes, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. In fiscal 2013, we delayed the deployment of certain components of our ERP system so that we could address certain areas of improvement. We installed a major scheduled update to the ERP system and deployed the system to additional locations in fiscal 2014. Planned deployments in the coming quarters are dependent upon the success of the ERP system and the updates at the current locations. We may experience delays, cost overages or operating problems when we deploy the system to additional locations. Our plans related to and the timing of the implementation of the ERP system, as well as the cost transformation and category management initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. We may fail to realize anticipated benefits, particularly expected cost savings, from our cost transformation initiative. If we are unable to realize the anticipated benefits from our cost cutting efforts, we could become cost disadvantaged in the marketplace, and our competitiveness and our profitability could decrease. We may also fail to realize the full anticipated benefits of our category management initiative, and may be unable to successfully execute the initiative in our anticipated timeline. Capital expenditures may vary from those projected based on changes in business plans and other factors, including risks related to the implementation of our business transformation initiatives and our regional distribution centers, the timing and successful completions of acquisitions, construction schedules and the possibility that other cash requirements could result in delays or cancellations of capital spending. Periods of high inflation, either overall or in certain product categories, can have a negative impact on us and our customers, as high food costs can reduce consumer spending in the food-away-from-home market, and may negatively impact our sales, gross profit, operating income and earnings. Expanding into international markets presents unique challenges and risks, including compliance with local laws, regulations and customs and the impact of local political and economic conditions, and such expansion efforts may not be successful. Any business that we acquire may not perform as expected, and we may not realize the anticipated benefits of our acquisitions. The consummation of the merger with US Foods is subject to regulatory approval and the satisfaction of certain conditions, and we cannot predict whether the necessary conditions will be satisfied or waived and the requisite regulatory approvals received. Sysco and US Foods may be required to take certain actions to obtain regulatory approval for the merger, including the divestiture of assets, which could negatively impact the projected benefits of the merger. Termination of the merger agreement with US Foods could require Sysco to make a termination payment of $300 million, which could adversely impact Sysco’s stock price, liquidity and financial condition. As a result of uncertainties surrounding the proposed merger, prospective suppliers and customers may delay or decline to enter into agreements with us, and we may also lose current suppliers and customers, and fail to retain key employees. The pending merger and our current pre-merger integration planning efforts may divert our management’s attention from day-to-day business operations and the execution of our business transformation initiatives, which could result in performance shortfalls. Integration of the businesses of Sysco and US Foods may be more difficult, costly or time consuming than expected, and the merger may not result in any or all of the anticipated benefits, including cost synergies. We may fail to retain some of US Foods’ vendors and customers after the proposed merger. Consummation of the merger will require Sysco to incur significant additional indebtedness, which could adversely impact our financial condition and may hinder our ability to obtain additional financing and pursue other business and investment opportunities. For a discussion of additional factors impacting Sysco’s business, see the Company’s Annual Report on Form 10-K for the year ended June 29, 2013, as filed with the Securities and Exchange Commission, and the Company’s subsequent filings with the SEC, including our Registration Statement on Form S-4 filed with respect to our proposed merger with US Foods and the Company’s Annual Report on Form 10-K that will be filed for the year ended June 28, 2014. Sysco does not undertake to update its forward-looking statements.

Additional Information for US Foods Stockholders

In connection with the proposed transaction, Sysco filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 8, 2014, a Registration Statement on Form S-4 that includes a consent solicitation statement of USF that also constitutes a prospectus of Sysco. The mailing of the consent solicitation statement/prospectus to USF stockholders commenced on August 11, 2014. STOCKHOLDERS OF USF ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THESE MATERIALS CONTAIN IMPORTANT INFORMATION. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from Sysco at www.sysco.com/investors or by emailing investor_relations@corp.sysco.com. You may also read and copy any reports, statements and other information filed by Sysco with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FY14 Highlights

Sales for the fiscal year grew 5% to $47 billion and adjusted1 net earnings were $1 billion

Cash flow from operations for the fiscal year was $1.5 billion, and free cash flow excluding the impact of certain items was $1.1 billion

Adjusted1 operating expense per case declined six cents

We remain on track to achieve our targeted three-year Business Transformation benefits in fiscal 2015

We resumed the rollout of our ERP platform with much improved stability and performance

We increased our dividend during this past year – the 45th time since our founding in 1970 – distributing nearly $670 million in dividends to shareholders

We announced our intention to merge with US Foods

1 Excludes certain items, see non-GAAP reconciliations

4Q14 Highlights

Reported Results Adjusted for

Certain Items1

$ Millions, except YOY % YOY %

4Q14 4Q14

share data Change Change

Sales $12,287 5.9% $12,287 5.9%

Gross Profit $2,156 4.0% $2,156 4.0%

Operating

Expenses $1,731 7.4% $1,673 4.9%

Operating

Income $425(7.7%) $482 1.2%

Net Earnings $254(10.2%) $293(0.9%)

Diluted EPS $0.43(8.5%) $0.50 0.0%

1 See Non-GAAP reconciliations at the end of this presentation.

Inflation Drives Increased Sales; Restaurant Traffic Remains Stagnant

Restaurant Spend/Traffic (1)

% Change vs. Year Ago

4.0%

3.2% 2.9%

3.0% 2.5% 2.4%

2.1% 2.2% 2.1% 1.9% 2.0%

2.0% 1.7%

1.3%

0.9%

1.0%

0.0%

-1.0%

-2.0%

Restaurant Spend Restaurant Traffic

U.S. Retail Data(2)

% Change vs. Year Ago

10.0%

9.0%

8.0%

7.0%

6.0% 5.6%

5.0%

4.0% 4.3%

3.0%

2.0%

1.0%

0.0%

US Total Retail Trade and Food Services

US Total Food Services and Drinking Places

1) Source: NPD Crest

2) Source: U.S. Dept. of Commerce

Technology Transformation Progress

Implemented new ERP platform in our Salt Lake City and Albuquerque operating companies in July

Brings total SAP companies to 12

Each go-live progressively more successful

Focus for the remainder of the calendar year:

Implement SAP software version upgrade

Finalize IT-related merger integration and sequencing plans

Will prioritize SAP implementation where it will help us achieve targeted synergies as soon as possible with minimal customer disruption

We will also continue work to enhance the scalability of our SBS processes to prepare for more conversions in the future

Our confidence has grown as we have gained more experience with our ERP conversions

We believe we have a solid foundation from which to move forward

Business Transformation Progress

Lower Cost Structure

Routing optimization

implemented at majority of

locations of size

Significant progress optimizing

fleet and equipment

Driver/warehouse incentive pay

program to be completed by end

of CY14

Continued application of best

practices (e.g. engineered labor

standards)

Introduced tools to manage labor

and expenses more effectively

Lower Product Costs

Improved sourcing participation

Enhanced category management

capabilities

New sales tools

Enhanced customer service

approach

Increased field

communications and

coordination

Launched majority of categories

in waves 1 and 2

Expect to launch remainder of

waves by end of FY15

US Foods Merger Update

Future senior leadership team announced that will guide the combined company post-merger

FTC discussions continue to be productive

Expect merger to close late in 3Q14 or some time in 4Q14

Key Takeaways

Focused on

Creating value for our customers;

Achieving our Business Transformation goals; and US Foods merger integration planning

Remain on track to achieved our Business Transformation financial target for FY15

Progress achieved provides a solid foundation from which to move forward

4Q14 Highlights

Reported Results Adjusted for

Certain Items1

$ Millions, except YOY % YOY %

4Q14 4Q14

share data Change Change

Sales $12,287 5.9% $12,287 5.9%

Gross Profit $2,156 4.0% $2,156 4.0%

Operating

Expenses $1,731 7.4% $1,673 4.9%

Operating

Income $425(7.7%) $482 1.2%

Net Earnings $254(10.2%) $293(0.9%)

Diluted EPS $0.43(8.5%) $0.50 0.0%

1 See Non-GAAP reconciliations at the end of this presentation.

Inflation Contributes Significantly to Sales Growth

Sales Growth

5.9%

5.7%

4.1%

3.2%

1Q14 2Q14 3Q14 4Q14

Inflation Case Growth/Mix Fx

Case Growth (1)

4.1% 4.3%

3.0%

2.2%

1Q14 2Q14 3Q14 4Q14

Organic Acquisitions

(1) Includes Broadline and SYGMA

Inflation Contributes to Gross Profit Performance, Pressures Gross Margin

Gross Profit ($ Growth)

4.0%

2.7%

1.8%

0.7%

Q114 Q214 Q314 Q414

YOY Decline in Gross Margin (bps)

(9)

(19)

(28)

(32)(31)

(60)(60)

(68)

1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14

4Q14 Adjusted Operating Expenses

(YOY change; $ in millions; excludes certain items)

4Q14

Reported operating expense +7.4%

Adjusted1 operating expense +4.9%

18

17

21

21

$1,673

$1,596 13.6% of

Sales

13.8% of

Sales

4Q13 Delivery Corporate Acquisitions Other 4Q14

1 See Non-GAAP reconciliations at the end of this presentation.

FY14 Highlights

Reported Results Adjusted for

Certain Items1

$ Millions, except YOY % YOY %

FY14 FY14

share data Change Change

Sales $46,517 4.7% $46,517 4.7%

Gross Profit $8,181 2.3% $8,181 2.3%

Operating

Expenses $6,594 4.0% $6,444 3.2%

Operating

Income $1,587(4.3%) $1,737(0.9%)

Net Earnings $932(6.1%) $1,036(1.8%)

Diluted EPS $1.58(5.4%) $1.76(1.1%)

1 See Non-GAAP reconciliations at the end of this presentation.

FY14 Adjusted Operating Expenses

(YOY change; $ in millions; excludes certain items)

FY14

Reported operating

expense +4.0%

Adjusted1 operating

expense +3.2%

53

40

31

39

44

106 101

$6,444

$6,243 13.9% of

Sales

14.1% of

Sales

FY13 Business Acquisitions Depreciation/ Delivery Corporate Other Other FY14

Transf. Amort. Payroll

Benefits

1 See Non-GAAP reconciliations at the end of this presentation.

We Reduced Adjusted Cost/Case by Six Cents

Adjusted Cost per Case1 $ Change FY14 vs. FY13

$0.10

$0.05

$0.00

-$0.05

-$0.10

-$0.15

Total SG&A Operations

The decline in cost per case was primarily due to: Business Transformation benefits

Partially offset by:

Increased delivery costs

1 Represents operating cost/case for Broadline North America operating companies, adjusted to exclude certain items

Business Transformation Project Costs

YTD YTD

(in millions) 4Q14 4Q13 FY14 FY13

Operating expense $79 $88 $277 $331

Capital investment $5 $6 $33 $20

Cash outlay $62 $73 $223 $274

We Exceeded Our Targeted FY14 Business Transformation Benefits

$550-650

million

FY15

FY14

Progress

through

FY14

FY13

Annualized Benefits

Reduce Cost Structure

Routing optimization implemented at majority of locations of size Significant progress optimizing fleet and equipment Driver/warehouse incentive pay program to be completed by end of CY14 Continued application of best practices (e.g. engineered labor standards) Introduced tools to manage labor and expenses more effectively

Lower Product Costs

Improved sourcing participation Enhanced category management capabilities New sales tools Enhanced customer service approach Increased field communications and coordination Launched majority of categories in waves 1 and 2 Expect to launch remainder of waves by end of FY15

Prudently Managing Capital Expenditures

(Gross CAPEX; $ millions)

4th Quarter

$136

$132

FY 2014 FY 2013

Technology Fleet Facilities

Year-to-Date

$523 $512

FY 2014 FY 2013

Technology Fleet Facilities

Capital expenditures, net of asset sales, were flat year-over-year

Free Cash Flow Continues to Improve

YTD YTD

$ Millions FY14 FY13% Chg

Cash Flow from Operations $1,493 $1,512(1.2%)

Capital Expenditures, net1(497)(496) 0.2%

Free Cash Flow2 $995 $1,015(2.0%)

Adjusted Free Cash Flow3 $1,080 $1,050 2.8%

Dividends Paid $667 $648 2.9%

1) Capital expenditures are net of proceeds from sales of plant and equipment

2) Free cash flow may not foot due to rounding

3) Adjusted free cash flow excludes the cash impact of certain items. See Non-GAAP reconciliations

FY15 Guidance

Long-term sales growth expectations: 4-6% annually

We expect to achieve our targeted annualized benefits of $550-650 million in FY15

Our objective is to hold operating cost per case flat year-over-year in our North America Broadline business

Corporate expenses will be higher, reflecting

Investments in new capabilities and core technology resources Implementation of organizational changes to drive greater functional support in our Broadline operations

Our objective is to grow operating expenses at a slower rate than gross profit growth

Capital expenditures, net of proceeds from asset sales: $500-550 million.

Update on Proposed Merger with US Foods

Integration planning efforts continue; focused on

Day one readiness

Value creation – confidence in previously announced synergies Long-term organizational design – post-merger leadership team announced

Merger benefits our customers and helps us become more efficient in an evolving and competitive marketplace

Customers have many choices in this fiercely competitive marketplace

Productive dialogue with the FTC continues

We expect the merger to close late in the third quarter or in fourth quarter

Good things come from SYSCO®

Non-GAAP Reconciliations

Non-GAAP Reconciliations

Sysco Corporation and its Consolidated Subsidiaries Non-GAAP Reconciliation (Unaudited) Impact of Certain Items

(In Thousands, Except for Share and Per Share Data)

Sysco’s results of operations are impacted by certain items which include charges from restructuring our executive retirement plans, multiemployer pension charges, severance charges, US Foods merger and integration planning costs, an FY13 acquisition-related charge, change in estimate of self-insurance, charges from a contingency accrual, charges from facility closures and amortization of US Foods financing costs (collectively referred to as “Certain Items”). Management believes that adjusting its operating expenses, operating income, interest expense, net earnings and diluted earnings per share to remove these Certain Items provides an important perspective with respect to our results and provides meaningful supplemental information to both management and investors that removes these items which are difficult to predict and are often unanticipated, and which, as a result are difficult to include in analyst’s financial models and our investors’ expectations with any degree of specificity. Sysco believes the adjusted totals facilitate comparison on a year-over-year basis.

The company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes. These financial measures should not be used as a substitute in assessing the company’s results of operations for the periods presented. An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP. As a result, in the tables that follow, each period presented is adjusted to remove the Certain Items noted above.

Non-GAAP Reconciliations

	13-Week Period Ended June 28, 2014	13-Week Period Ended June 29, 2013	13-Week Period Change in Dollars	13-Week Period % Change
Operating expenses (GAAP)	$ 1,731,334	$ 1,612,377	$ 118,957	7.4 %
Impact of restructuring executive retirement plans	(1,006)	(3,382)	2,376	-70.3
Impact of MEPP charges	-	1,325	(1,325)	NM
Impact of severance charges	(2,093)	(7,866)	5,773	-73.4
Impact of US Foods merger and integration planning costs	(53,803)	-	(53,803)	NM
Impact of FY13 acquisition-related charge	-	(5,998)	5,998	NM
Impact of facility closure charges	(945)	(671)	(274)	40.8
Operating expenses adjusted for certain items (Non-GAAP)	$ 1,673,487	$ 1,595,785	$ 77,702	4.9 %
Operating Income (GAAP)	$ 424,522	$ 459,843	$ (35,321)	-7.7 %
Impact of restructuring executive retirement plans	1,006	3,382	(2,376)	-70.3
Impact of MEPP charges	-	(1,325)	1,325	NM
Impact of severance charges	2,093	7,866	(5,773)	-73.4
Impact of US Foods merger and integration planning costs	53,803	-	53,803	NM
Impact of FY13 acquisition-related charge	-	5,998	(5,998)	NM
Impact of facility closure charges	945	671	274	40.8
Operating income adjusted for certain items (Non-GAAP)	$ 482,369	$ 476,435	$ 5,934	1.2 %
Interest Expense (GAAP)	$ 31,205	$ 31,170	$ 35	0.1 %
Impact of US Foods financing costs	(3,698)	-	(3,698)	NM
Interest Expense (GAAP)	$ 27,507	$ 31,170	$ (3,663)	-11.8 %
Net earnings (GAAP)	$ 254,171	$ 283,043	$ (28,872)	-10.2 %
Impact of restructuring executive retirement plans (net of tax)	638	2,183	(1,545)	-70.8
Impact of MEPP charges (net of tax)	-	(855)	855	NM
Impact of severance charges (net of tax)	1,328	5,078	(3,750)	-73.8
Impact of US Foods merger and integration planning costs (net of tax)	34,142	-	34,142	NM
Impact of FY13 acquisition-related charge (no tax impact)	-	5,998	(5,998)	NM
Impact of facility closure charges (net of tax)	600	433	167	38.6
Impact of US Foods financing costs (net of tax)	2,347	-	2,347	NM
Net earnings adjusted for certain items (Non-GAAP)	$ 293,226	$ 295,880	$ (2,654)	-0.9 %
Diluted earnings per share (GAAP)	$ 0.43	$ 0.47	$ (0.04)	-8.5 %
Impact of restructuring executive retirement plans	-	-	-	NM
Impact of MEPP charges	-	-	-	NM
Impact of severance charges	-	0.01	(0.01)	NM
Impact of US Foods merger and integration planning costs	0.06	-	0.06	NM
Impact of FY13 acquisition-related charge	-	0.01	(0.01)	NM
Impact of facility closure charges	-	-	-	NM
Impact of US Foods financing costs	-	-	-	NM
Diluted EPS adjusted for certain items (Non-GAAP) (2)	$ 0.50	$ 0.50	$ -	0.0 %
Diluted shares outstanding	591,361,869	597,536,893		

(1) Tax impact of adjustments for executive retirement plans restructuring, MEPP charge, severance charges, US Foods merger and integration planning costs, an FY13 acquisition-related charge, charges from facility closures and amortization of US Foods financing costs was $22,490 and $9,754 for the 13-week periods ended June 28, 2014 and June 29, 2013, respectively. Amounts are calculated by multiplying the operating income impact of each item by each quarter's effective tax rate with the exception of the FY13 acquisition-related charge which had no tax impact.

(2) Individual components of diluted earnings per share may not add to the total presented due to rounding. Total diluted earnings per share is calculated using adjusted net earnings for certain items and adjusted net earnings - underlying business, both divided by diluted shares outstanding.

NM represents that the percentage change is not meaningful

Good things come from Sysco 26

Non-GAAP Reconciliations

	52-Week Period Ended June 28, 2014	52-Week Period Ended June 29, 2013	52-Week Period Change in Dollars	52-Week Period % Change
Operating expenses (GAAP)	$ 6,593,913	$ 6,338,129	$ 255,784	4.0 %
Impact of restructuring executive retirement plans	(3,329)	(20,990)	17,661	-84.1
Impact of MEPP charges	(1,451)	(41,876)	40,425	-96.5
Impact of severance charges	(7,202)	(23,206)	16,004	-69.0
Impact of US Foods merger and integration planning costs	(90,571)	-	(90,571)	NM
Impact of FY13 acquisition-related charge	-	(5,998)	5,998	NM
Impact of change in estimate of self insurance	(23,841)	-	(23,841)	NM
Impact of contingency accrual	(20,000)	-	(20,000)	NM
Impact of facility closure charges	(3,443)	(2,645)	(798)	30.2
Operating expenses adjusted for certain items (Non-GAAP)	$ 6,444,076	$ 6,243,414	$ 200,662	3.2 %
Operating Income (GAAP)	$ 1,587,122	$ 1,658,478	$ (71,356)	-4.3 %
Impact of restructuring executive retirement plans	3,329	20,990	(17,661)	-84.1
Impact of MEPP charges	1,451	41,876	(40,425)	-96.5
Impact of severance charges	7,202	23,206	(16,004)	-69.0
Impact of US Foods merger and integration planning costs	90,571	-	90,571	NM
Impact of FY13 acquisition-related charge	-	5,998	(5,998)	NM
Impact of change in estimate of self insurance	23,841	-	23,841	NM
Impact of contingency accrual	20,000	-	20,000	NM
Impact of facility closure charges	3,443	2,645	798	30.2
Operating income adjusted for certain items (Non-GAAP)	$ 1,736,959	$ 1,753,193	$ (16,234)	-0.9 %
Interest Expense (GAAP)	$ 123,741	$ 128,495	$ (4,754)	-3.7 %
Impact of US Foods financing costs	(6,790)	-	(6,790)	NM
Interest Expense (GAAP)	$ 116,951	$ 128,495	$ (11,544)	-9.0 %
Net earnings (GAAP)	$ 931,533	$ 992,427	$ (60,894)	-6.1 %
Impact of restructuring executive retirement plans (net of tax)	2,102	13,461	(11,359)	-84.4
Impact of MEPP charges (net of tax)	916	26,855	(25,939)	-96.6
Impact of severance charges (net of tax)	4,546	14,882	(10,336)	-69.5
Impact of US Foods merger and integration planning costs (net of tax)	57,176	-	57,176	NM
Impact of FY13 acquisition-related charge (no tax impact)	-	5,998	(5,998)	NM
Impact of change in estimate of self insurance (net of tax)	15,050	-	15,050	NM
Impact of contingency accrual (net of applicable tax)	18,156	-	18,156	NM
Impact of facility closure charges (net of tax)	2,173	1,696	477	28.1
Impact of US Foods financing costs (net of tax)	4,286	-	4,286	NM
Net earnings adjusted for certain items (Non-GAAP)	$ 1,035,938	$ 1,055,319	$ (19,381)	-1.8 %
Diluted earnings per share (GAAP)	$ 1.58	$ 1.67	$ (0.09)	-5.4 %
Impact of restructuring executive retirement plans	-	0.02	(0.02)	NM
Impact of MEPP charges	-	0.05	(0.05)	NM
Impact of severance charges	0.01	0.03	(0.02)	-66.7
Impact of US Foods merger and integration planning costs	0.10	-	0.10	NM
Impact of FY13 acquisition-related charge	-	0.01	(0.01)	NM
Impact of change in estimate of self insurance	0.03	-	0.03	NM
Impact of contingency accrual	0.03	-	0.03	NM
Impact of facility closure charges	-	-	-	NM
Impact of US Foods financing costs	0.01	-	0.01	NM
Diluted EPS adjusted for certain items (Non-GAAP) (2)	$ 1.76	$ 1.78	$ (0.02)	-1.1 %
Diluted shares outstanding	590,216,220	592,675,110		

(1) Tax impact of adjustments for executive retirement plans restructuring, MEPP charge, severance charges, US Foods merger and integration planning costs, an FY13 acquisition-related charge, change in estimate of self insurance, charges from a contingency accrual, charges from facility closures and amortization of US Foods financing costs was $67,221 and $37,818 for the 52-week periods ended June 28, 2014 and June 29, 2013, respectively. Amounts are calculated by multiplying the operating income impact of each item by each 52-week period's effective tax rate with the exception of the charges from the accrual a potential settlement related to remote storage units, which has a non-deductible portion, and the FY13 acquisition-related charge, which has no tax impact.

(2) Individual components of diluted earnings per share may not add to the total presented due to rounding. Total diluted earnings per share is calculated using adjusted net earnings for certain items and adjusted net earnings - underlying business, both divided by diluted shares outstanding.

NM represents that the percentage change is not meaningful

Good things come from Sysco 27

Non-GAAP Reconciliation

Sysco Corporation and its Consolidated Subsidiaries
Non-GAAP Reconciliation (Unaudited)
Free Cash Flow and Adjusted Free Cash Flow
(In Thousands)

Free cash flow represents net cash provided from operating activities less purchases of plant and equipment and includes proceeds from sales of plant and equipment. Adjusted free cash flow adjusts out the cash impact of our Certain Items representing primarily payments for US Foods merger and integration planning costs and payments for multiemployer pension plan withdrawals. Sysco considers free cash flow and adjusted free cash flow to be liquidity measures that provide useful information to management and investors about the amount of cash generated by the business after the purchases and sales of buildings, fleet, equipment and technology, which may potentially be used to pay for, among other things, strategic uses of cash including dividend payments, share repurchases and acquisitions. Adjusted free cash flow further provides the amount of cash generated excluding larger payments sometimes incurred with our Certain Items. We do not mean to imply that free cash flow and adjusted free cash flow are necessarily available for discretionary expenditures, however, as it may be necessary that we use it to make mandatory debt service or other payments. Free cash flow and adjusted free cash flow should not be used as a substitute in assessing the company's liquidity for the periods presented. An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP. In the table that follows, free cash flow and adjusted free cash flow for each period presented are reconciled to net cash provided by operating activities.

	52-Week Period Ended June 28, 2014	52-Week Period Ended June 29, 2013	52-Week Period Change in Dollars	52-Week Period % Change
Net cash provided by operating activities (GAAP)	$ 1,492,815	$ 1,511,594	$ (18,779)	-1.2 %
Additions to plant and equipment	(523,206)	(511,862)	(11,344)	-2.2
Proceeds from sales of plant and equipment	25,790	15,527	10,263	66.1
Free Cash Flow (Non-GAAP)	$ 995,399	$ 1,015,259	$ (19,860)	-2.0 %
Adjustments	84,210	34,445	49,765	144.5
Adjusted Free Cash Flow (Non-GAAP)	$ 1,079,609	$ 1,049,704	$ 29,905	2.8 %

Adjustments represent the cash impact of Certain Items with the exception of amortization of US Foods financing costs which does not impact either Non-GAAP measure. Adjustments for fiscal 2014 include $48.0 million related to US Foods merger and integration planning costs, $25.8 million related to the multiemployer pension withdrawals and $10.4 million for all remaining applicable Certain Items. Adjustments for fiscal 2013 include $20.4 million related to multiemployer pension, $6.3 million related to severance and $7.7 million for all remaining applicable Certain Items. These amounts will differ from the earnings impact of Certain Items as the timing of payments for these items may occur in a different period from the period the Certain Item charges were taken in the Statement of Consolidated Results of Operations.

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Non-GAAP Reconciliation

Sysco Corporation and its Consolidated Subsidiaries Non-GAAP Reconciliation (Unaudited) Cost per Case

Sysco measures its expense performance on a cost per case basis. This metric is calculated by taking the total operating expense of our North American Broadline companies, divided by the number of cases sold. Adjusted cost per case is calculated similarly, however the operating expense component excludes charges from executive retirement plans restructuring, multiemployer pension plans and severance which are the Certain Items applicable to these companies, divided by the number of cases sold. Our corporate expenses are not included in the cost per cases metrics because the metric is a measure of efficiency in our operations. We seek to grow our sales and either minimize or reduce our costs on a per case basis. Our North American Broadline companies represent approximately 80% of our of total sales and 93% of our total operating income prior to corporate expenses. Sysco considers adjusted cost per case to be a measure that provides useful information to management and investors about Sysco’s expense management. An analysis of any non-GAAP based financial measure should be used in conjunction with results presented in accordance with a GAAP based measure. In the table that follows, the change in adjusted cost per case is reconciled to cost per case for fiscal 2014 as compared to fiscal 2013.

Decrease in cost per case $ 0.10

Impact of Certain Items(0.04)

Decrease in adjusted cost per case (Non-GAAP basis) $ 0.06

The impact of Certain Items excludes charges from executive retirement plans restructuring, multiemployer pension plans and severance. Of these items, the majority relates to multiempler pension plans in the amount of $0.04 per case attributable to charges taken in fiscal 2013 that did not recur at the same magnitude in fiscal 2014.